UNITED STATES
SECURITIES AND EXCHANGE
COMMISSION

Washington, D.C.  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

WATCHGUARD TECHNOLOGIES, INC.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

941105 10 8

(CUSIP Number)

Vector Capital III, L.P.
Vector Capital Partners III, L.L.C.
Alexander R. Slusky
c/o Vector Capital Corporation
456 Montgomery Street, 19th Floor
San Francisco, CA 94104
Telephone:  (415) 293-5000
Attn:  Alexander R. Slusky

with a copy to:

Michael J. Kennedy

O’Melveny & Myers LLP

275 Battery Street, Suite 2600

San Francisco, CA 94111

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 16, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of  Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of this schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 9441105 10 8

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Vector Capital III, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 3,247,500 shares of Common Stock

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 3,247,500

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,247,500 shares of Common Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.4%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 9441105 10 8

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Vector Capital Partners III, L.L.C.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 3,247,500 shares of Common Stock

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 3,247,500

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,247,500 shares of Common Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.4%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 9441105 10 8

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Alexander R. Slusky

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 3,247,500 shares of Common Stock

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 3,247,500

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,247,500 shares of Common Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.4%

14.	Type of Reporting Person (See Instructions) IN

This Third Amended Statement (this “Third Amended Statement”) to the initial Schedule 13D filed with the Securities and Exchange Commission on behalf of Vector Capital III, L.P., a Delaware limited partnership, Vector Capital Partners III, L.L.C., a Delaware limited liability company (together with Vector Capital III, L.P., “Vector”) and Alexander R. Slusky, an individual (together with Vector, the “Reporting Persons”) on March 23, 2006 (the “Initial Statement”), as amended pursuant to Amendment No.1 to the Initial Statement filed on May 31, 2006 and Amendment No. 2 to the Initial Statement filed on June 28, 2006 (together with the Initial Statement, the “Prior Statements”), is being filed pursuant to Rule 13d-2 of the Securities Exchange Act, as amended, on behalf of the Reporting Persons to amend certain information  previously reported  by the Reporting Persons in the Prior Statements by adding the information set forth below to the items indicated.  Unless otherwise stated herein, all capitalized terms used in this Third Amended Statement have the same meanings as those set forth in the Prior Statements.

Item 4.	Purpose of Transaction
Item 4 is hereby amended and supplemented by inserting the following at the end of the first paragraph thereof:

On August 16, 2006 Vector Capital III, L.P. entered into a letter agreement with Francisco Partners II, L.P. and Gladiator Corporation (the “Letter”).  Pursuant to the Letter, Vector Captial III, L.P. has agreed to participate with Francisco Partners II, L.P. in the equity funding of Gladiator Corporation and has also agreed to vote its shares in favor of the pending merger between the Company and Gladiator Corporation, in each case subject to the terms and conditions set forth in the Letter.  The Letter is attached hereto as Exhibit 5 and is incorporated herein by reference.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Item 6 is hereby amended and restated in its entirety to read as follows:

Other than the Letter, to the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 of this Statement or between such persons and any other person with respect to the securities of the Company, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to Be Filed as Exhibits
Item 7 is hereby supplemented as set forth below:
5	Letter dated as of August 16, 2006, by and between Vector Capital III, L.P., Francisco Partners II, L.P. and Gladiator Corporation.

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 17, 2006
VECTOR CAPITAL III, L.P.
By: Vector Capital Partners III, L.L.C., its General Partner

	By:	/s/ Alexander R. Slusky
Name: Alexander R. Slusky
Title: Managing Member

VECTOR CAPITAL PARTNERS III, L.L.C.

	By:	/s/ Alexander R. Slusky
Name: Alexander R. Slusky
Title: Managing Member

ALEXANDER R. SLUSKY

/s/ Alexander R. Slusky
Alexander R. Slusky

INDEX TO EXHIBITS

Exhibit Number	Document

1

Joint Filing Agreement dated March 23, 2006, by and among Vector Capital III, L.P., Vector Capital Partners III, L.L.C. and Alexander R. Slusky. (Incorporated by reference to Exhibit 1 to the Reporting Persons’ Schedule 13D filed with the Securities and Exchange Commission on March 23, 2006).

2

Letter dated as of February 17, 2006 from Vector Capital Corporation to the Board of Directors of WatchGuard Technologies, Inc. (Incorporated by reference to Exhibit 2 to the Reporting Persons’ Schedule 13D filed with the Securities and Exchange Commission on March 23, 2006).

3

Letter dated as of May 26, 2006, from Vector Capital Corporation to WatchGuard Technologies, Inc. (Incorporated by reference to Exhibit 3 to the Reporting Persons’ Amendment No. 1 to Schedule 13D filed with the Securities and Exchange Commission on May 31, 2006)

4

Letter dated as of June 26, 2006, from Vector Capital Corporation to WatchGuard Technologies, Inc. (Incorporated by reference to Exhibit 4 to the Reporting Persons’ Amendment No. 2 to Schedule 13D filed with the Securities and Exchange Commission on June 28, 2006)

5	Letter dated as of August 16, 2006, by and between Vector Capital III, L.P., Francisco Partners II, L.P. and Gladiator Corporation.